Mail Stop 4561

December 10, 2007

Gerald Nels Olson
Chairman of the Board of Managing Directors
Proinvest Realty Fund, LLC
8333 Douglas Avenue
Suite 1450
Dallas, Texas 75225

       Re: Proinvest Realty Fund, LLC
              Amendment No. 2 to Form S-11
              Filed on November 20, 2007
              File No. 333-144134

Dear Mr. Olson:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

       All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

<u>Our Manager and its affiliates will receive substantial fees in connection with the services they provide, regardless of their performance, page 8</u>

1.   We note your response to prior comment 9. Please revise the last sentence of this risk factor to clarify that none of the compensation amounts paid to your manager and its affiliates resulted from arms-length negotiations. Provide similar clarification under the heading "Compensation of the Manager and Affiliates" on page 25.

<u>Estimated Use of Proceeds, page 15</u>

2.   We note your supplemental response to prior comment 4, which states that if the actual amounts of organizational and offering expenses exceed the estimated amount, the excess will be paid by Proinvest Realty Advisors, LLC and not reimbursed by you. We note disclosure to this effect in footnote (3), but only in the context of the minimum offering amount being achieved. Please revise to clarify, if true, that Proinvest Realty Advisors, LLC will pay any organizational and offering expenses that exceed the estimated amount, regardless of how many shares are sold.

<u>Compensation of the Manager and Affiliates, page 25</u>

3.   We reissue prior comment 11. We note that you have disclosed the estimated Property Advisory Fee amounts on page 15 under "Estimated Use of Proceeds;" however, they still do not appear in this section. Please revise the last two columns to show 2% of the minimum and maximum amounts available for investment, or tell us why those amounts are not appropriate.

4.   We note your response to prior comment 13, which indicates that construction and development will be performed by third parties. Please reconcile this statement with the discussion of Construction Management and Supervision Fees on page F-27.

<u>Conflicts of Interest, page 29</u>

5.   Please advise us as to the reason for the "temporary" reference beside G N Olson & Company, LLC.

*   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Marrone at (202) 551-3429 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or me at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Amy Waters (via fax)